RUSHALL & McGEEVER
BRUCE J. RUSHALL	A PROFESSIONAL LAW CORPORATION	TELEPHONE: (760) 438-6855
EILEEN L. McGEEVER	6100 INNOVATION WAY	FACSIMILE: (760) 438-3026
LUCI M. MONTGOMERY	CARLSBAD, CALIFORNIA 92009	E-MAIL: rm@rushallmcgeever.com
March  6, 2009
United States Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 4561
Washington, D.C. 20549

Attn:	Ms. Kristina Aberg, Attorney-Advisor
Ms. Jaime John, Staff Accountant

Re:	NetREIT
Form 10
Filed May 6, 2008
File No. 001-39049
Ladies and Gentlemen:
By this letter, Registrant requests comments and guidance regarding Registrant’s proposed responses below to certain comments in the Staff’s letter of February 2, 2009 regarding the above-referenced Form 10 filing. The proposed responses below are presented in the same numbers as the Staff’s comments in that letter.
Once the Staff confirms Registrant’s proposed restatement of its financial statements, Registrant will file an initial Form 10 as a 10-12G submission in response to Comment 1 of the Staff’s letter and a complete response to the Staff’s letter.
General
Management’s Discussion and Analysis of Financial Condition...page 17
RESPONSE TO COMMENT 1. Registrant proposes to add the following phrase “see Item 1A above” to complete the sentence.

ITEM 2.	FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion relates to our financial statements and should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. Statements contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are not historical facts may be forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to materially differ from those projected. Some of the information presented is forward-looking in nature, including information concerning projected future occupancy rates, rental rate increases, project development timing and investment amounts. Although the information is based our current expectations, actual results could vary from expectations, actual results could vary from expectations stated in this report. Numerous factors will affect our actual results, some of which are beyond our control. These include the timing and strength of national and regional economic growth, the strength of commercial and residential markets, competitive market conditions, fluctuations in availability and cost of construction materials and labor resulting from the effects of worldwide demand, future interest rate levels and capital market conditions. You are cautioned not to place undue reliance on this information, which speaks only as of the date of this report. We assume no obligation to update publicly any forward-looking information, whether as a result of new information, future events or otherwise, except to the extent we are required to do so in connection with our ongoing requirements under federal securities laws to disclose material information. For a discussion of important risks related to our business, and an investment in our securities, including risks that could cause actual results and events to differ materially from results and events referred to in the forward-looking information. See Item 1A for a discussion of material risks.
Overview and Background, page 17
RESPONSE TO COMMENT 5. Registrant proposes to add the following language to present a more balanced discussion.
OVERVIEW AND BACKGROUND
We operate as a self-administered real estate investment trust (“REIT”) headquartered in San Diego County, California, formed to own and operate income producing real estate properties. During the years ended December 31, 2007 and 2006, we built our operational and administrative infrastructure, including hiring a staff of quality employees, to give us the capability to become a large real estate investing company. In the process, our general and administrative expenses have increased at a greater rate than our operating income, resulting in losses from continuing operations of $775,365 and $455,506 in 2007 and 2006, respectively. However, as the Company continues to make additional property acquisitions and we expect revenues less rental operating costs to increase at a greater rate than our general and administrative costs. Therefore, we expect our loss from continuing operations to decline in the future. During the last two years we experienced fast growth, having increased capital by approximately 1,200% to $29.3 million at December 31, 2007 from $2.2 million at December 31, 2005, and our investment portfolio by approximately 1,100% to $45.9 million at December 31, 2007 from $3.8 million at December 31, 2005. During these two years, the primary source of the increase in capital was the proceeds of approximately $26.7 million from the sale of additional equity securities. The increase in our investment portfolio was also funded from proceeds from mortgage notes payable of approximately $22.7 million.
At December 31, 2007, we owned 2 office building properties, 2 retail strip centers, 1 single user retail store, 1 residential apartment building, 2 self storage properties and one mortgage loan. Our properties are located primarily in Southern California and Colorado. These areas have above average population growth. We do not develop properties but acquire properties that are stabilized or that we anticipate will be stabilized within one year of operations. We consider a property to be stabilized once it has achieved an 80% occupancy rate for a full year as of January 1, or has been operating for three years. Our geographical clustering of assets enables us to reduce our operating costs through economies of scale by servicing a number of properties with less staff. We actively seek potential acquisitions through regular communications with real estate brokers and other third parties.
Most of our office and retail properties we currently own are leased to a variety of tenants ranging from small businesses to large public companies, many of which do not have publicly rated debt. We have in the past entered into, and intend in the future to enter into, purchase agreements for real estate having net leases that require the tenant to pay all of the operating expense (Net, Net, Net Leases) or pay increases in operating expenses over specific base years. Most of our leases are for terms of 3 to 5 years with annual rental increases built into the leases. Our residential and self storage properties that we currently own are rented pursuant to a rental agreement that is for no longer than 6 months. Our self storage properties are located in markets having other self storage properties. Competition with these other properties will impact our operating results of these properties, which depends materially on our ability to timely lease vacant self storage units, to actively manage unit rental rates, and our tenants’ ability to make required rental payments. To be successful, we must be able to continue to respond quickly and effectively to changes in local and regional economic conditions by adjusting rental rates of these properties within their regional market in Southern California. We depend on advertisements, flyers, websites, etc. to secure new tenants to fill any vacancies.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission

Attn:	Ms. Kristina Aberg, Attorney-Advisor
Ms. Jaime John, Staff Accountant
March  6, 2009

Liquidity and Capital Resources
Non-GAAP Supplemental Financial Measure: Funds from Operations (“FFO”), Page 26
RESPONSE TO COMMENT 6. Registrant proposes to revise its FFO calculation table to exclude the 2007 gain on sale of real estate of $2,886,131. With this change, Registrant’s calculation of FFO will comply with NAREIT’s definition of FFO. Registrant will remove the $47,712 gain included in the 2006 as it was incorrectly included. Registrant proposes to revise the totals in the table accordingly. As revised, the table will have correct totals. Below is the proposed revised table.
Non-GAAP Supplemental Financial Measure: Funds From Operations (“FFO”)
Management believes that FFO is a useful supplemental measure of our operating performance. We compute FFO using the definition outlined by the National Association of Real Estate Investment Trusts (“NAREIT”). NAREIT defines FFO as net income (loss) in accordance with GAAP, plus depreciation and amortization of real estate assets (excluding amortization of deferred financing costs and depreciation of non-real estate assets) reduced by gains and losses from sales of depreciable operating property and extraordinary items, as defined by GAAP. Other REITs may use different methodologies for calculating FFO, and accordingly, our FFO may not be comparable to other REITs.
Because FFO excludes depreciation and amortization, gains and losses from property dispositions that are available for distribution to shareholders and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses and interest costs, providing a perspective not immediately apparent from net income. In addition, management believes that FFO provides useful information to the investment community about our financial performance when compared to other REITs since FFO is generally recognized as the industry standard for reporting the operations of REITs.
However, FFO should not be viewed as an alternative measure of our operating performance since it does not reflect either depreciation and amortization costs or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties which are significant economic costs and could materially impact our results from operations.
The following table presents our Funds from Operations, for the years ended December 31, 2007 and 2006:

	Year ended December 31,
	2007	2006
Net income (loss)	$2,308,990	$(331,515)
Adjustments:
Preferred stock dividends	(87,850)	(66,606)
Depreciation and amortization of real estate assets	970,478	183,278
Gain from sale of real estate	(2,886,131)	—

Funds From Operations	$305,487	$(214,843)

FFO should not be considered as alternative to net income (loss), as an indication of our performance, nor is FFO indicative of funds available to fund our cash needs or our ability to make distributions to our stockholders. In addition, FFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as capital expenditures and payments of debt, each of which may impact the amount of cash available for distribution to our stockholders.
Our Objectives and Policies, page 38
RESPONSE TO COMMENT 7. Registrant proposes the following revision to “Our Objectives and Policies.”
Liquidity of our Common Stock
An investment in our common stock is illiquid. There is no public market for our common stock. We have no current plans to register our stock on a national exchange or securities market. However, we intend to do so prior to 2014. Also we do not have a redemption or repurchase plan for our common stock and we have no current plans to offer one to our shareholders.
Registrant proposes to add the following revised Risk Factor.
It will be difficult for our shareholders to sell their common shares because there is currently no public market for the shares and we do not intend to list the shares on a stock exchange. If our shareholders are able to sell their shares, they will likely have to sell them at a substantial discount.
There is no public market for our common shares, and we do not expect one to develop. We currently have no plans to list the shares on a national securities exchange or over-the-counter market, or to include the shares for quotation on any national securities market. Moreover, our charter contains restrictions on the ownership and transfer of the shares, and these restrictions may inhibit our shareholders’ ability to sell their shares. We do not have a share redemption program, nor do we plan to adopt one in the near future. Any share redemption program we may adopt will be limited in terms of the amount of shares that may be redeemed annually. Our board of directors will be able to limit, suspend or terminate any share redemption program. It will probably be difficult for our shareholders to sell their shares promptly or at all. If our shareholders are able to sell their shares, they likely will only be able to sell them at a substantial discount from the price they paid. In part, this is because the amount of funds available for investment we received when we sold their shares was reduced by our payment of our sales costs, including selling commissions. Until our investments increase in value to compensate for these costs and expenses, which may not occur, it is unlikely that our shareholders will be able to sell their shares, pursuant to any share redemption program or otherwise, without incurring a substantial loss. We cannot assure that their shares will ever appreciate in value to equal the price our shareholders paid for their shares. Thus, our shareholders should consider the shares an illiquid and long-term investment, and they must be prepared to hold their shares for an indefinite length of time.
Financial Statements and Notes
Note 1 — Organization, page 62
RESPONSE TO COMMENT 8. Registrant proposes to restate its accounting for its 48.601% in the Escondido 7-Eleven property using the equity method in conformity with the disclosure requirements of SFAS 154. Registrant will incorporate SFAS 154 paragraphs 25-26 in the following footnotes.
2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
During 2008, the Company determined that certain adjustments and reclassifications of previously issued financial statements were required to correct certain errors relating to application of Statement of Financial Accounting Standards 141 “Business Combinations” (“SFAS 141”). Pursuant to SFAS 141, the Company allocates the purchase price of acquired properties to land, buildings, tenant improvements and identified tangible and intangible assets and liabilities associated with in-place leases, unamortized leasing commissions, value of above or below market leases, tenant relationships and value associated with a land purchase option based upon respective market values. We have determined that our initial process of estimating fair values for acquired in-place leases did not include all components of such valuation and we did not value the tenant relationships.
There is no effect to the total acquisition costs included in the balance sheet. However, the effect of the restatement will be to increase the depreciation and amortization since the values have been reclassified to shorter lived assets.
In addition, the Company did not properly account for its remaining interests in its 7-11 property following the sale of an undivided 48.66% interest in the property. Due to the protective rights of the tenant in common, the ongoing accounting for the Company’s investment should have been under the equity method of accounting. In the previously issued statements, the Company had used the proportional interest consolidation method.
The corrections to the financial statements as of and for the year ended December 31, 2007 are as follows:
Balance Sheet:

							Dividends paid
			Investment in	Land			in excess of
	Real estate	Lease	real estate	purchase	Other assets,		accumulated
	assets, net	intangibles, net	ventures	option(1)	net	Total assets	earnings

Balance, December 31, 2007 as previously reported	$45,008,328				$455,000	$53,416,378	$(3,179,409)

Reclassify investment in real estate venture	(703,587)		$703,587			—

Reclassify leases in place		$138,521			(138,521)	—

Reclassify lease intangibles	(799,672)	799,672

Reclassify land purchase option	(1,370,000)			1,370,000

Depreciation and amortization adjustments resulting from reclassification of acquisition costs	(217,559)	(86,578)				(304,137)	(304,137)

Balance December 31, 2007 as restated	$41,917,510	$851,615	$703,587	$1,370,000	$316,479	$53,112,241	$(3,483,546)

(1)
Unamortizable market value assigned to the land purchase option associated with the ground lease option to purchase the World Plaza property. The ground lease, which commenced in 1963, had a market value option to purchase the property for $181,710 in 2062.

Statement of Operations:

			Depreciation
		Rental	and		Net income
	Rental income	operating costs	amortization	Other income	(loss)

Year ended December 31, 2007 as previously reported	$2,863,836	$1,485,490	$648,859	$1,724	$2,613,127

Reclassify investment in real estate venture	(27,330)	(13,823)	(10,924)	2,583	0

Amortize leases in place(1)			60,237		(60,237)

Amortize tenant relationships(1)			26,341		(26,341)

Amortize tenant improvements(1)			248,598		(248,598)

Adjust depreciation(1)			(31,039)		31,039

Year ended December 31, 2007 as restated	$2,836,506	$1,471,667	$942,072	$4,307	$2,308,990

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission

Attn:	Ms. Kristina Aberg, Attorney-Advisor
Ms. Jaime John, Staff Accountant
March  6, 2009

Statement of Cash Flows:

				Net cash		Net cash
		Depreciation		provided by		used in
	Net income	and		operating	Real estate	investing
	(loss)	amortization	Other assets	activities	investments	activities

Year ended December 31, 2007 as previously reported	$2,613,127	$717,073	$(462,524)	$457,190	$(38,199,822)	$(34,615,291)

Depreciation and amortization(1)	(304,137)	304,137

Reclassify leases in place			170,000	170,000	(170,000)	(170,000)

Year ended December 31, 2007 as restated	$2,308,990	$1,021,210	$(292,524)	$627,190	$(38,369,822)	$(34,785,291)

(1)
The depreciation and amortization adjustments result from reclassification of acquisition costs from buildings with a useful life of 39 years to lease lives which range from less than a year to seven years.

Loss per share from continuing operations increased from $0.23 loss per share as originally reported to $0.36 loss per share, as restated. Income per share decreased from $1.04 income per share as originally reported to $0.91 income per share, as restated.
There were no changes to income taxes as a result of the restatements.
As a result of the restatement, changes have been made to several notes to the financial statements.
RESPONSE TO COMMENT 9. Registrant believes that EITF 04-5 requires use of the equity method to account for the Escondido 7-Eleven property even though it is held in a limited partnership for which Registrant serves as general partner because under the Partnership Agreement, the limited partner has substantive participating rights. Section 6.05 of the NetREIT 01 LP Partnership agreement reads as follows:
6.05 Acts Requiring the Vote of the Limited Partner. The General Partner shall not do any of the following without the Vote of the Limited Partner:
(1)	Sell or otherwise dispose all or substantially all of the Partnership’s Property in a transaction resulting in a taxable gain to investor;
(2)	Amend the Partnership Agreement;

(3)	Change the business purpose of the Partnership;

(4)	Admit an additional Partner;

(5)	Cause the Partnership to borrow or become indebted in an amount of Five Thousand Dollars or more;

(6)	Cause the Partnership to engage any employees or independent contractors for a term of more than twelve (12) months or for compensation actually to be paid in excess of $5,000 during any continuous twelve (12) month period;

(7)	Cause the Partnership to file for a federal bankruptcy protection or any state law protection against creditors;

(8)	The dissolution and winding up of the Partnership or the sale, exchange, lease mortgage, pledge or other transfer of, or granting a security interest in, all or a substantial part of the assets of the partnership, other than in the ordinary course of its business.
EITF 04-5 paragraph 10 states that if the limited partners have substantive participating rights, the presumption of control by the general partners would be overcome and each of the general partners would account for its investment using the equity method of accounting.
Registrant believes that under the provisions of paragraph 6.05 of the NetREIT 01 LP Partnership Agreement, the limited partner has substantive participating rights which provide for equal control of the Partnership. Because of these substantive rights, the equity method of accounting for this partnership is proper. The tenant-in-common agreements have similar provisions that overcome the presumption of control.
Registrant’s contribution of property to the Partnership was recorded at the net book value of the property at the commencement date of the Partnership.
RESPONSE TO COMMENT 10. Registrant believes its recognition of gain on the sale of 48.6% of the Escondido 7-Eleven property is supported by Registrant’s limited continued involvement in the property, which is limited to almost nothing except for disbursing monthly earnings checks to the co-tenant. Each of the co-tenants is individually responsible for all maintenance, repairs, insurance and any other property related costs. In addition, the property is currently under a net lease which expires in 2018.
SFAS 66, paragraph 3, states in part, that profit shall be recognized in full when real estate is sold, provided (A) the profit is determinable, that is, the collectability of the sales price is reasonably assured, and, (B) the earnings process is virtually complete, that is, the seller is not obliged to perform significant activities after the sale to earn the profit.
The purchase price was paid in cash and the only activity that NetREIT has associated with the property is to write a check to the investor for its share of the monthly distribution. Therefore, because there are no ongoing significant activities, recognition of profit on the sale of 48.6% of an undivided interest is considered appropriate under the circumstances.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission

Attn:	Ms. Kristina Aberg, Attorney-Advisor
Ms. Jaime John, Staff Accountant
March  6, 2009

Note 2 — Significant Accounting Policies
Property Acquisitions, pages 62-63
RESPONSE TO COMMENT 11. Registrant proposes to restate its financial statements to provide additional disclosures regarding amortization periods used for the lease related intangible assets. Costs now associated with the lease intangibles were originally attributable to the cost of the building with a useful life of 39 years or more. The amortization of the lease intangibles are based upon the existing leases with the exception of tenant relationships that were assigned useful lives of less than 2 years.
The schedule 3 previously provided to the Staff did not reflect accumulated amortization of $31,479 that was picked up on one schedule and omitted on the other. This will be corrected in the next Form 10 filing. Below is Registrant’s revised and restated footnote relating to real estate assets and lease intangibles.
4. REAL ESTATE ASSETS AND LEASE INTANGIBLES
A summary of the seven properties 100% owned by the Company as of December 31, 2007 is as follows:

				Property	Real estate assets, net
Property	Date Acquired	Location	Square Footage	Description	(in thousands)
Casa Grande Apts.	November 1999	Cheyenne, Wyoming	39 units	Residential	$777.6
Havana Parker Complex	June 2006	Aurora, Colorado	114,000	Office	$6,131.9
Garden Gateway Plaza	March 2007	Colorado Springs, Colorado	115,052	Office	$14,337.0
World Plaza	September 2007	San Bernardino, California	55,096	Retail	$6,078.3
Regatta Square	October 2007	Denver, Colorado	5,983	Retail	$2,118.2
Sparky’s Palm Self-Storage	November 2007	Highland, California	60,508	Self Storage	$4,664.7
Sparky’s Joshua Self-Storage	December 2007	Hesperia, California	149,650	Self Storage	$7,809.8

		Total real estate assets, net			$41,917.5

The following table sets forth the components of the Company’ investments in real estate:

	December 31, 2007	December 31, 2006
Land	$6,940,554	$2,409,266
Buildings and other	34,330,636	8,556,252
Tenant improvements	1,746,852	351,915

	43,018,042	11,317,433
Less accumulated depreciation	(1,100,532)	(864,164)

Real estate assets, net	$41,917,510	$10,453,269

On June 28, 2006, the Company acquired Havana/Parker Complex, a 114,000 square foot office facility in Aurora, Colorado for $5,828,963 including transaction costs, and the purchase was funded by borrowings of $3,600,000 and the remainder was funded with the Company’s funds on hand.
On March 21, 2007, the Company acquired Garden Gateway Plaza, a 115,052 square foot office complex consisting of three buildings in Colorado Springs, Colorado for $15,132,624 including transaction costs, and the purchase was funded by borrowings of $11,000,000 and the remainder was funded with the Company’s funds on hand.
On September 21, 2007, the Company acquired World Plaza, a 55,096 square foot retail center in San Bernardino, California for $7,650,679 including transaction costs, and the purchase was funded by assumption of an existing borrowing of $3,688,802 and the remainder was funded with the Company’s funds on hand. The acquisition included a land lease with a fixed purchase price option cost of $181,710 at termination of the lease in 2062.
On October 31, 2007, the Company acquired Regatta Square, a 5,983 square foot retail center in Denver, Colorado for $2,180,166 including transaction costs, and the purchase was funded with the Company’s funds on hand.
On November 19, 2007, the Company acquired Sparky’s Palm Self-Storage, a 495 unit/60,508 square foot self storage property in Highland, California for $4,848,919 including transaction costs, and the purchase was funded with the Company’s funds on hand.
On December 10, 2007, the Company acquired Sparky’s Joshua Self-Storage, a 789 unit/149,650 square foot self storage property in Hesperia, California for $8,007,127 including transaction costs, and the purchase was funded by assumption of an existing borrowing of $4,376,174 and the remainder was funded with the Company’s funds on hand.
In accordance with SFAS 141, the Company allocated the purchase price of the properties acquired during the years ended December 31, 2007 and 2006 as follows:

		Land						Total
		Purchase		Tenant	In-place	Leasing	Tenant	Purchase
	Land	Option	Building	Improvements	Lease	Costs	Relationships	Price
Havana/Parker Complex	$1,022,606	$—	$4,806,357	$—	$—	$	$—	$5,828,963
7-11 Escondido	562,165		842,699					1,404,864
Garden Gateway Plaza	3,002,453	—	10,500,601	1,235,325	224,242	170,003	—	15,132,624
World Plaza	—	1,370,000	6,006,891	118,803	65,211	89,774	—	7,650,679
Regatta Square	811,022	—	1,267,469	47,050	40,510	14,115	—	2,180,166
Sparky’s Palm Self-Storage	727,338	—	3,948,576	—	—		173,005	4,848,919
Sparky’s Joshua Self-Storage	1,281,140	—	6,533,175	—	—		192,812	8,007,127
Lease Intangibles
The weighted average amortization period for the intangible assets, in-place leases, leasing costs acquired and tenant relationships as of December 31, 2007 was approximately 3.7 years.
The following table summarizes the net value of other intangible assets and the accumulated amortization for each class of intangible asset:

	December 31, 2007
		Accumulated	Lease Intangibles,
	Lease Intangibles	Amortization	Net
In-place leases	$329,963	$(50,116)	$279,847
Leasing costs	273,892	(41,600)	232,292
Tenant relationships	365,817	(26,341)	339,476

	$969,672	$(118,057)	$851,615

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Estimated Aggregate
Amortization Expense
Year ending December 31, 2008	$478,560
2009	153,414
2010	111,684
2011	66,158
2012	28,441
Thereafter	13,358

$851,615

RESPONSE TO COMMENT 12. Registrant determined not to file its Form 8-K under Item 4.02 because it had not at that time restated its financial statements and had not determined the materiality of any reliance on its financial statements.
RESPONSE TO COMMENT 13. Registrant will file a request for waiver of financial information required by Rule 8-06 of Regulation S-X with the Division of Corporate Finance’s Office of Chief Accountant.
RESPONSE TO COMMENT 14. The value of the land purchase option was allocated from the purchase price of World Plaza. Based on an independent appraisal, Registrant proposes to allocate $1,370,000 of the property’s purchase price to the land purchase option.
Because the option will ultimately result in the purchase of land, and land is not a depreciable or amortizable asset, we believe that the option is an unamortizable asset. Additionally, we propose to break out the item separately on the balance sheet under the caption “Land purchase option.”
Registrant notes that SFAS 13, paragraph 7, states that the lease terms should be evaluated at its inception to determine if there is a bargain purchase option or if the lease provides for transfer of ownership at the end of the lease term. The ground lease option was initially executed in 1963. Registrant believes that in 1963, the land purchase option price of $181,710 approximated the fair market value of the land. Further, there is not a provision for transfer of ownership at the end of the lease. Accordingly, we have concluded that the lease is an operating lease under SFAS 13.
Federal Income Taxes, page 65
RESPONSE TO COMMENT 15. The gain from the sale of real estate was reported in the financial statements; however, computing the characterization of distributions is based upon tax reporting. Since the gain was deferred for tax purposes under Internal Revenue Code (“IRC”) section 1031, there was no capital gain or ordinary income distribution.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission

Attn:	Ms. Kristina Aberg, Attorney-Advisor
Ms. Jaime John, Staff Accountant
March  6, 2009

After the Staff’s review of this letter, please contact the undersigned.
Very truly yours,

BRUCE J. RUSHALL
BJR/cak

cc:	Kenneth Elsberry Jack Heilbron